EXHIBIT 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	2015	2014	2013	2012	2011
Income (loss) from operations before income taxes	$580	$761	$231	$23	$(28)
Add (deduct):
Fixed charges	265	247	337	428	421
Capitalized interest	(5)	(7)	(6)	(6)	(4)
Amortization of capitalized interest	7	10	6	7	7
Distributions from equity investments	17	—	—	3	—
Equity in earnings related to equity method investees	(70)	(26)	17	(2)	(4)

Adjusted earnings	$794	$985	$585	$453	$392

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$234	$214	$304	$373	$371
Capitalized interest	5	7	6	6	4
Portion of rents representative of the interest factor	26	26	27	49	46

Total fixed charges and preferred stock dividends	$265	$247	$337	$428	$421

Ratio of earnings to fixed charges and preferred stock dividends	3.0	4.0	1.7	1.1
Deficiency of earnings to fixed charges and preferred stock dividends	$—	$—	$—	$—	$(29)